SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Flint River Bancshares, Inc.

(Name of Issuer)

Taylor D. Bankston	Charles M. Jones, III
Joe Bostick, Jr.	W. Jerry Kennedy
Robert L. Bostick	Gerald E. Lewis
Mark W. Briggs	Tom S. Pinson, Sr.
Michael G. Briggs	Jane W. Timmons
Brent W. Collins	Lee Williams
Robert W. Hutson, III	Lawrence B. Willson
Phyllis P. Hydrick
(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Gerald E. Lewis
Chief Executive Officer
Flint River Bancshares, Inc.
260 Highway 19 North
Camilla, Georgia 31730
(229) 336-5666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Joel B. Carter, Esq.
Powell Goldstein LLP
One Atlantic Center - Fourteenth Floor
1201 West Peachtree Street NW
Atlanta, Georgia 30309
(404) 572-6600

This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$241,623	$48.32

*
For purposes of calculating the fee only. This amount assumes 31,097 shares of common stock of the subject company will be exchanged for 31,097 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is based on the book value of the subject company common stock as of June 30, 2005, which was $7.77 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registra-tion statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$48.32	Filing Party:	Flint River Bancshares, Inc.
Form or Registration No.:	Schedule 13E-3	Date Filed:	September 7, 2005

TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the “Schedule 13e-3”) for Flint River Bancshares, Inc. (“Flint River”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.

The Articles of Amendment to Flint River’s Articles of Incorporation providing for the reclassification of shares (the “Reclassification”) of Flint River’s common stock held by shareholders who are the record holders of 200 or fewer shares of common stock into shares of Flint River’s Series A preferred stock were approved by Flint River’s shareholders on March 28, 2006 and became effective on March 30, 2006 upon the filing of the Articles of Amendment with the Georgia Secretary of State. As a result of the Reclassification, 30,497 shares of Flint River common stock held by approximately 244 shareholders of record were reclassified to Flint River Series A preferred stock, on the basis of one share of Series A preferred stock for each share of common stock. After the Reclassification, the number of outstanding shares of Flint River common stock was 597,240 and the number of common shareholders of record was approximately 230. Additionally, after the Reclassification, the number of outstanding shares of Flint River Series A preferred stock was 30,497 and the number of Series A preferred shareholders of record was approximately 244.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2006
FLINT RIVER BANCSHARES, INC.

By:	/s/ Gerald E. Lewis
Gerald E. Lewis
Chief Executive Officer

OTHER FILING PERSONS:

/s/ Taylor D. Bankston

/s/ Joe Bostick, Jr.

/s/ Robert L. Bostick

/s/ Mark W. Briggs

/s/ Michael G. Briggs

/s/ Brent W. Collins

/s/ Robert W. Hutson, III

/s/ Phyllis P. Hydrick

/s/ Charles M. Jones, III

/s/ W. Jerry Kennedy

/s/ Tom S. Pinson, Sr.

/s/ Jane W. Timmons

/s/ Lee Williams

/s/ Lawrence B. Willson